UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NanoString Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

63009R109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 63009R109		Page 2 of 15 Pages

1.	Names of Reporting Persons. OVP VENTURE PARTNERS VI, L.P. (“OVP VI”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

1,063,775 shares, except that OVMC VI, L.L.C. (“OVMC VI”) the general partner of OVP VI, may be deemed to have sole power to vote these shares, and Gerard H. Langeler (“Langeler”) and Charles P. Waite, Jr. (“Waite”), the managing members of OVMC VI, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to Row 5.
7.

Sole Dispositive Power

1,063,775 shares, except that OVMC VI, the general partner of OVP VI, may be deemed to have sole power to dispose of these shares, and Langeler and Waite, the managing members of OVMC VI, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to Row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,063,775
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.8%
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G
CUSIP No. 63009R109		Page 3 of 15 Pages

1.	Names of Reporting Persons. OVP VI ENTREPRENEURS FUND, L.P. (“OVP VI EF”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

0 shares, except that OVMC VI, the general partner of OVP VI EF, may be deemed to have sole power to vote these shares, and Langeler and Waite, the managing members of OVMC VI, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to Row 5.
7.

Sole Dispositive Power

0 shares, except that OVMC VI, the general partner of OVP VI EF, may be deemed to have sole power to dispose of these shares, and Langeler and Waite, the managing members of OVMC VI, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to Row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G
CUSIP No. 63009R109		Page 4 of 15 Pages

1.	Names of Reporting Persons. OVP VENTURE PARTNERS VII, L.P. (“OVP VII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

575,625 shares (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants), except that OVMC VII, L.L.C. (“OVMC VII”), the general partner of OVP VII, may be deemed to have sole power to vote these shares, and Bill Funcannon (“Funcannon”), Langeler and Waite, the managing members of OVMC VII, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to Row 5.
7.

Sole Dispositive Power

575,625 shares (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants), except that OVMC VII, the general partner of OVP VII, may be deemed to have sole power to dispose of these shares, and Funcannon, Langeler and Waite, the managing members of OVMC VII, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to Row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 575,625
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.1%
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G
CUSIP No. 63009R109		Page 5 of 15 Pages

1.	Names of Reporting Persons. OVP VII ENTREPRENEURS FUND, L.P. (“OVP VII EF”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

1,484 shares, except that OVMC VII, the general partner of OVP VII EF, may be deemed to have sole power to vote these shares, and Funcannon, Langeler and Waite, the managing members of OVMC VII, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to Row 5.
7.

Sole Dispositive Power

1,484 shares, except that OVMC VII, the general partner of OVP VII, may be deemed to have sole power to dispose of these shares, and Funcannon, Langeler and Waite, the managing members of OVMC VII, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to Row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,484
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G
CUSIP No. 63009R109		Page 6 of 15 Pages

1.	Names of Reporting Persons. OVMC VI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

1,063,775 shares, all of which are directly owned by OVP VI and none of which are directly owned by OVP VI EF. OVMC VI, the general partner of OVP VI and OVP VI EF, may be deemed to have sole power to vote these shares, and Langeler and Waite, the managing members of OVMC VI, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to Row 5.
7.

Sole Dispositive Power

1,063,775 shares, all of which are directly owned by OVP VI and none of which are directly owned by OVP VI EF. OVMC VI, the general partner of OVP VI and OVP VI EF, may be deemed to have sole power to dispose of these shares, and Langeler and Waite, the managing members of OVMC VI, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to Row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,063,775
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.8%
12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G
CUSIP No. 63009R109		Page 7 of 15 Pages

1.	Names of Reporting Persons. OVMC VII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

577,109 shares, of which 575,625 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII and 1,484 are directly owned by OVP VII EF. OVMC VII, the general partner of OVP VII and OVP VII EF, may be deemed to have sole power to vote these shares, and Funcannon, Langeler and Waite, the managing members of OVMC VII, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to Row 5.
7.

Sole Dispositive Power

577,109 shares, of which 575,625 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII and 1,484 are directly owned by OVP VII EF. OVMC VII, the general partner of OVP VII and OVP VII EF, may be deemed to have sole power to dispose of these shares, and Funcannon, Langeler and Waite, the managing members of OVMC VII, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to Row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 577,109
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.2%
12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G
CUSIP No. 63009R109		Page 8 of 15 Pages

1.	Names of Reporting Persons. CHARLES P. WAITE, JR.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

13,153 shares that Waite has the right to acquire from the issuer within sixty days of December 31, 2014 pursuant to the exercise of option awards. In accordance with the internal policies of OVP Ventures, the options held by Waite must be held for the benefit of OVP Ventures and its affiliates. Waite disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

6.

Shared Voting Power

1,640,884, of which (a) 1,063,775 shares are directly owned by OVP VI, (b) 575,625 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII, (c) no shares are directly owned by OVP VI EF and (d) 1,484 shares are directly owned by OVP VII EF. OVMC VI is the general partner of OVP VI and OVP VI EF. OVMC VII is the general partner of OVP VII and OVP VII EF. Waite, a managing member of OVMC VI and OVMC VII, may be deemed to have shared power to vote these shares. Waite disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

7.

Sole Dispositive Power

13,153 shares that Waite has the right to acquire from the issuer within sixty days of December 31, 2014 pursuant to the exercise of option awards. In accordance with the internal policies of OVP Ventures, the options held by Waite must be held for the benefit of OVP Ventures and its affiliates. Waite disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

8.

Shared Dispositive Power

1,640,884, of which (a) 1,063,775 shares are directly owned by OVP VI, (b) 575,625 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII, (c) no shares are directly owned by OVP VI EF and (d) 1,484 shares are directly owned by OVP VII EF. OVMC VI is the general partner of OVP VI and OVP VI EF. OVMC VII is the general partner of OVP VII and OVP VII EF. Waite, a managing member of OVMC VI and OVMC VII, may be deemed to have shared power to dispose of these shares. Waite disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,654,037
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G
CUSIP No. 63009R109		Page 9 of 15 Pages

1.	Names of Reporting Persons. GERARD H. LANGELER
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
6.

Shared Voting Power

1,640,884, of which (a) 1,063,775 shares are directly owned by OVP VI, (b) 575,625 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII, (c) no shares are directly owned by OVP VI EF and (d) 1,484 shares are directly owned by OVP VII EF. OVMC VI is the general partner of OVP VI and OVP VI EF. OVMC VII is the general partner of OVP VII and OVP VII EF. Langeler, a managing member of OVMC VI and OVMC VII, may be deemed to have shared power to vote these shares. Langeler disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

	7.	Sole Dispositive Power 0
8.

Shared Dispositive Power

1,640,884, of which (a) 1,063,775 shares are directly owned by OVP VI, (b) 575,625 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII, (c) no shares are directly owned by OVP VI EF and (d) 1,484 shares are directly owned by OVP VII EF. OVMC VI is the general partner of OVP VI and OVP VI EF. OVMC VII is the general partner of OVP VII and OVP VII EF. Langeler, a managing member of OVMC VI and OVMC VII, may be deemed to have shared power to dispose of these shares. Langeler disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,640,884
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G
CUSIP No. 63009R109		Page 10 of 15 Pages

1.	Names of Reporting Persons. BILL FUNCANNON
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
6.

Shared Voting Power

577,109, of which 575,625 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII and 1,484 shares are directly owned by OVP VII EF. OVMC VII is the general partner of OVP VII and OVP VII EF. Funcannon, a managing member of OVMC VII, may be deemed to have shared power to vote these shares. Funcannon disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

	7.	Sole Dispositive Power 0
8.

Shared Dispositive Power

577,109, of which (a) 575,625 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII, and (b) 1,484 shares are directly owned by OVP VII EF. OVMC VII is the general partner of OVP VII and OVP VII EF. Funcannon, a managing member of OVMC VII, may be deemed to have shared power to dispose of these shares. Funcannon disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 577,109
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.2%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G
CUSIP No. 63009R109		Page 11 of 15 Pages

Item 1.

(a)	Name of Issuer:

NanoString Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

530 Fairview Avenue, N. Suite 2000

Seattle, WA 98109

Item 2.

(a)	Name of Person Filing:

OVP VI, OVP VI EF, OVP VII, OVP VII EF, OVMC VI, OVMC VII, Funcannon, Langeler and Waite. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Langeler and Waite are the managing members of OVMC VI (the sole general partner of OVP VI and OVP VI EF), and Funcannon, Langeler and Waite are the managing members of OVMC VII (the sole general partner of OVP VII and OVP VII EF).

(b)	Address of Principal Business Office or, if none, Residence:

The address for each of the Reporting Persons is:

C/O OVP Venture Partners

11023 NE 116th St.

Kirkland, WA 98034

(c)	Citizenship:

Funcannon, Langeler and Waite are United States citizens. OVP VI, OVP VI EF, OVP VII and OVP VII EF are limited partnerships organized under the laws of the State of Delaware. OVMC VI and OVMC VII are limited liability companies organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

63009R109

Item 3. Not applicable.

Item 4. Ownership.

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of December 31, 2014:

(a)	Amount beneficially owned

See Row 9 of cover page for each Reporting Person.

SCHEDULE 13G
CUSIP No. 63009R109		Page 12 of 15 Pages

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person. The following disclosure assumes that there are 18,202,475 shares outstanding, which number is based upon information contained in the Issuer’s quarterly report on Form 10-Q, which was filed with the SEC on November 10, 2014.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote	See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote	See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of	See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of	See Row 8 of cover page for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of OVP VI, OVP VI EF, OVP VII and OVP VII EF, and the limited liability company agreements of OVMC VI and OVMC VII, the partners or members, as applicable, of each such entity may be deemed to have the right to receive dividends from, or the proceeds of sale from, the shares of the Issuer owned by each such entity of which they are a partner or member, as applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SCHEDULE 13G
CUSIP No. 63009R109		Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
Date

OVP Venture Partners VI, L.P.
By: OVMC VI, L.L.C., as General Partner

/s/ Charles P. Waite, Jr.
Name: Charles P. Waite, Jr.
Title: Managing Member

OVP VI Entrepreneurs Fund, L.P.
By: OVMC VI, L.L.C., as General Partner

/s/ Charles P. Waite, Jr.
Name: Charles P. Waite, Jr.
Title: Managing Member

OVP Venture Partners VII, L.P.
By: OVMC VII, L.L.C., as General Partner

/s/ Charles P. Waite, Jr.
Name: Charles P. Waite, Jr.
Title: Managing Member

OVP VII Entrepreneurs Fund, L.P.
By: OVMC VII, L.L.C., as General Partner

/s/ Charles P. Waite, Jr.
Name: Charles P. Waite, Jr.
Title: Managing Member

OVMC VI, L.L.C.

/s/ Charles P. Waite, Jr.
Name: Charles P. Waite, Jr.
Title: Managing Member

OVMC VII, L.L.C.

/s/ Charles P. Waite, Jr.
Name: Charles P. Waite, Jr.
Title: Managing Member

SCHEDULE 13G
CUSIP No. 63009R109		Page 14 of 15 Pages

CHARLES P. WAITE, JR.

/s/ Charles P. Waite, Jr.

GERARD H. LANGELER

/s/ Gerard H. Langeler

BILL FUNCANNON

/s/ Bill Funcannon

SCHEDULE 13G
CUSIP No. 63009R109		Page 15 of 15 Pages

Exhibit Index

Exhibit

Exhibit A.	Agreement of Joint Filing (incorporated by reference from the Reporting Persons’ initial Schedule 13G filed with the Securities and Exchange Commission on February 14, 2014).